Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Allotment of 91,461 Ordinary Shares of ₹2 each issued under the Tata Motors Limited Employees Stock Option Scheme 2018 ("TML ESOP SCHEME 2018" OR "THE SCHEME")

Mumbai, October 11, 2022: We invite your kind attention to the series of correspondences in connection with the captioned Scheme and the In-principle approval granted by BSE Limited vide letter dated October 11, 2018 and National Stock Exchange of India Limited vide letter dated November 29, 2018.

In this context we wish to inform that the Allotment Committee of the Company has, on October 7, 2022, approved allotment of 91,461 Ordinary Shares of the face value of ₹2 each under the Scheme to the eligible employees pursuant to exercise of stock options at an exercise price of ₹345 per share.

Consequent to the aforesaid allotment, the paid-up Ordinary share capital of the Company stands increased from ₹6,64,28,27,993 divided into 3,32,11,75,244 Ordinary Shares of ₹2 each to ₹6,64,30,10,915 divided into 3,32,12,66,705 Ordinary Shares of ₹2 each (considering the amount of subscribed share capital plus shares forfeited less calls in arrears).

The aforesaid Ordinary Shares shall rank pari passu in all aspects with the existing Ordinary Shares of the Company.

We request the exchanges to take the aforesaid disclosure in their records.

-Ends-

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.